

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 6, 2006

Mr. Michael S. Ciskowski
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

       Re: Valero Energy Corporation
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 1, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                Filed May 9, 2006
                File No. 1-13175

Dear Mr. Ciskowski:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Overview

1.   We note that you present a measure for debt-to-capitalization ratio net of cash.
        Given the adjustment you make to derive this ratio, it appears that you have
        disclosed a non-GAAP measure. Please explain how you have complied with the
        requirements of Item 10(e) of Regulation S-K and/or Regulation G and clarify
        whether the measure is a liquidity or a performance measure. Refer also to
        Release Number 33-8176: *Conditions for Use of Non-GAAP Financial Measures*,
        located at http://www.sec.gov/rules/final/33-8176.htm.

Other, page 41

2.   We note your disclosure that indicates two major hurricanes in the third quarter of
        2005 caused certain of your refineries to experience business interruption losses.
        Please expand your disclosure to quantify and more thoroughly discuss the impact
        these events have had on your results of operations and cash flows. Please refer
        to the Commission Guidance Regarding Management's Discussion and Analysis
        of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-
        48960, and FR-72), and revise your disclosure accordingly.

Note 15. Stockholders' Equity, page 91

2% Mandatory Convertible Preferred Stock

3.   Please tell us how you have considered and applied the guidance in SFAS 150,
        SFAS 133 and EITF 00-19 with respect to the presentation of your 2% mandatory
        convertible preferred stock as permanent equity. Please reference the
        Commission's guidance regarding the classification and measurement of
        embedded conversion features, under Item II.B., located at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 25. Litigation Matters, page 120

4.   We note that the jury returned a verdict for the plaintiffs on November 21, 2005
        in the Rosolowski case for $80.1 million in compensatory damages and $40
        million in punitive damages. Please indicate whether or not you have recorded a
        loss contingency in accordance with SFAS 5 or otherwise advise. In general,
        please revise your disclosure within this footnote to conclude using terms outlined

in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms. This comment also applies to all legal matters discussed in your Form 10-Q for the quarter ended March 31, 2006.

Exhibits 31.01

5.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate. This comment also applies to the certifications attached to your Form 10-Q for the quarter ended March 31, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief